IAMGOLD CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD INTERSECTS HIGH GRADE GOLD AT MONSTER LAKE PROJECT IN QUEBEC

Toronto, Ontario, February 5, 2015 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its ongoing exploration program at its optioned Monster Lake project located 50 kilometres southwest of Chibougamau, Quebec, Canada. The company is reporting assay results from a further 17 diamond drill holes totaling 8,233 metres completed at the end of the 2014 exploration program.

The assay results are provided in Table 1 below and include the following highlights:
(A drill hole plan map and longitudinal section is attached to this news release.)

325 - Megane Zone:

- **Drillhole ML14-130: 9.18 metres grading 46.33 g/t gold,**
    - Includes: 2.2 metres grading 182.8 g/t gold

- **Drillhole ML14-131: 3.42 metres grading 18.68 g/t gold**

- **Drillhole ML14-132: 7.1 metres grading 6.74 g/t gold**

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "Our first exploration program completed in 2014 on this project has delivered encouraging results by successfully extending the high grade 325 – Megane zone at depth below previous drilling where it remains open. In addition our exploration program has identified several new gold-bearing structures and a number of target areas for further exploration."

During 2014, the Company conducted a multi-phase diamond drilling program totaling 12,761 metres. This news release reports the assay results of the final 17 of the 26 drill holes in the program. The 2014 drilling program was designed to test the direct down-dip and lateral extensions of the 325-Megane mineralized zone, as well as areas along strike within the interpreted structural corridor referred to as the Monster Lake Shear Zone ("MLSZ").

Concurrent with the 2014 drilling program, exploration activities also included data compilation and processing, a ground geophysical survey, geological mapping and selected outcrop stripping and sampling. Highlights of this work include the discovery of several new surface gold showings thought to represent a possible extension of the MLSZ located along the west limb of a prominent fold. Results from surface channel sampling of outcrops exposed in shallow trenches cut perpendicular to the observed trend, include: 1.25 metres grading 16.3 g/t Au, 0.30 metres grading 4.53 g/t Au and 0.60 metres grading 2.09 g/t Au in Trench 7; and 1.0 metres grading 2.83 g/t Au and 1.0 metre grading 2.09 g/t Au in Trench 9. These new showings have not been previously drill tested and represent priority targets for follow up.

Next Steps
In 2015, an initial 5,000 metre, winter diamond drilling program is planned which is designed to test selected target areas along the main MLSZ structure to take advantage of the winter access conditions. Further drilling is also planned on the 325-Megane zone to test the continuation of lateral and down-plunge extensions. Drilling is expected to commence in the coming weeks.

About the Monster Lake Project
The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and recent success by TomaGold have identified at least a four kilometre long structural corridor along which most of the known gold occurrences discovered to date on the property are associated, including the 325-Megane Zone.

Pursuant to an earn-in agreement finalized with TomaGold Corporation, IAMGOLD may earn a 50% interest in each of the Monster Lake, Winchester and Lac à l'Eau Jaune properties, collectively referred to as the Monster Lake Project, by completing scheduled cash payments and exploration expenditures totaling US$17.6 million over five and half years.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to the AGAT Laboratory prep lab facility in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1000 gram split is pulverized to 95% passing -150 mesh. Analytical pulps are forwarded for analysis at the AGAT Laboratories (ISO / IEC 17025 Certified by the Standards Council of Canada) in Mississauga, Ontario. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

<u>**Forward Looking Statement**</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and

Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.

Table 1

Monster Lake Project Drilling Final Results - 2014 Fall Drilling program												
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width [2]	Au [1]	NOTE
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(m)	(g/t)	
ML-14-117	5488738.03	520042.28	371.50	290	-50	333.00	76.21	80.76	4.55	3.94	0.72	Monster Lake Shear Zone
Including [3]							76.32	77.05	0.73	0.63	2.35	
ML-14-118	5488443.87	520340.18	373.83	295	-60	738.00	27.00	27.95	0.95	0.82	1.36	
							50.54	52.72	2.18	1.89	NSR	Upper Shear Zone
							500.15	501.39	1.24	1.07	1.13	Monster Lake Shear Zone
							505.20	506.35	1.15	1.00	2.12	
							510.50	514.70	4.20	3.64	3.15	
Including [3]							511.50	512.50	1.00	0.87	6.53	
							668.40	669.40	1.00	0.87	4.82	Lower Shear Zone
ML-14-119	5488799.15	520039.67	371.82	286	-50	408.00	No significant results					
ML-14-120	5488443.75	520340.43	373.92	293	-68.3	672.00	No significant results					
ML-14-121	5489072.49	520083.07	373.28	255	-55	252.00	No significant results					
ML-14-122	5489214.82	519809.72	370.15	204	-52.3	201.00	23.75	24.40	0.65	0.56	8.78	Monster Lake Shear Zone
ML-14-123	5489183.24	519744.74	369.31	197	-49.1	258.00	No significant results					
ML-14-124	5489546.44	520711.69	375.59	313	-61	273.00	210.00	213.00	3.00	2.60	0.60	Annie Zone
ML-14-125	5488225.62	520321.04	371.96	285	-60	723.00	90.50	91.50	1.00	0.87	1.40	Upper Shear Zone
							546.60	564.40	17.80	15.41	NSR	Monster Lake Shear Zone
							701.15	702.96	1.81	1.57	0.84	Lower Shear Zone
ML-14-126	5489588.26	520747.47	376.76	315	-60	249.00	No significant results					Annie Zone
ML-14-127	5487293.76	519595.35	366.62	275	-50	474.00	No significant results					
ML-14-128	5488379.43	520295.65	372.44	293	-65	651.00	509.73	512.90	3.17	2.75	0.80	Monster Lake Shear Zone
ML-14-129	5487194.75	519617.14	366.29	275	-50	405.00	No significant results					
ML-14-130	5488328.00	520314.00	370.00	294	-51	715.00	52.00	53.00	1.00	0.87	1.14	Upper Shear Zone
							97.65	98.00	0.35	0.30	3.38	
							200.00	201.00	1.00	0.87	1.29	
							477.00	487.60	10.60	9.18	46.33	325-Megane & M.L. Shear Zone
Including [3]							480.10	482.64	2.54	2.20	182.80	
							489.70	491.00	1.30	1.13	1.46	Lower Shear Zone
ML-14-131	5488222.00	520320.00	370.00	291	-42.5	613.00	74.00	81.00	7.00	6.06	NSR	Upper Shear Zone
							491.55	495.50	3.95	3.42	18.68	325-Megane & M.L. Shear Zone
Including [3]							492.05	494.84	2.79	2.42	25.00	
							583.50	584.78	1.28	1.11	1.58	Lower Shear Zone
ML-14-132	5488443.00	520340.00	370.00	300	-49	649.00	435.38	435.95	0.57	0.49	2.05	325-Megane & M.L. Shear Zone
							439.80	448.00	8.20	7.10	6.74	
Including [3]							442.60	443.45	0.85	0.74	21.65	
And including [3]							446.50	448.00	1.50	1.30	16.11	
							555.40	556.40	1.00	0.87	1.96	Lower Shear Zone
ML-14-133	5488169.00	520302.00	370.00	262	-57	619.00	150.00	166.00	16.00	13.86	NSR	Upper Shear Zone
							597.05	598.90	1.85	1.60	0.90	Monster Lake Shear Zone

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off.
2. True widths of intersections are approximately 85-90% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

DRILL HOLE PLAN MAP – MONSTER LAKE PROJECT





Legend

- 🟢 Phases 2 & 3 - 2014 drilling
- ⊙ Phase 1 - 2014 drilling
- ○ Historical (pre-2014) drilling
- ▢ Fall 2014 Trenches

MONSTER LAKE 2014 FALL DRILLING PROGRAM - FINAL RESULTS
325-Megane Zone Longitudinal Section

